02 NOV 13 [illegible] 03

Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

8th November 2002

02060293

Office of International Co
Division of Corporation F
Securities and Exchange C
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Tracey Bigmore
Manager, Company Secretariat

dlw 12/19

Enclosure

RNS | The company news service from the London Stock Exchange

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director Shareholding
Released	12:34 8 Nov 2002
Number	5564D

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Dr Edwin Bruce Farmer

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Dr Edwin Bruce Farmer

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
Director named in 2

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
20,000

8) Percentage of issued class:
0.0086

9) Number of shares/amount of stock disposed:
NIL

10) Percentage of issued class:
NIL

11) Class of security:
Ordinary shares of 25p

12) Price per share:
59.5p

13) Date of transaction:
7/11/02

14) Date of notification:
7/11/02

15) Total holding following this notification:
73,719

16) Total percentage holding of issued class following this notification:
0.0318

If a director has been granted options by the company, please complete the following fields;

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
8th November 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Mr Nigel Grant Howard

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr Nigel Grant Howard

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
Director named in 2

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
20,000

8) Percentage of issued class:
0.0086

9) Number of shares/amount of stock disposed:
NIL

10) Percentage of issued class:
NIL

11) Class of security:
Ordinary shares of 25p

12) Price per share:
60p

13) Date of transaction:
7/11/02

14) Date of notification:
7/11/02

15) Total holding following this notification:
125,473

16) Total percentage holding of issued class following this notification:
0.0541

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
8th November 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Mr Nigel Robert Young

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under

the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mr Nigel Robert Young

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
Director named in 2

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
8,250

8) Percentage of issued class:
0.0036

9) Number of shares/amount of stock disposed:
NIL

10) Percentage of issued class:
NIL

11) Class of security:
Ordinary shares of 25p

12) Price per share:
60p

13) Date of transaction:
7/11/02

14) Date of notification:
7/11/02

15) Total holding following this notification:
14,250

16) Total percentage holding of issued class following this notification:
0.0061

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
8th November 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Mr Nigel Robert Young

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Spouse of Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Mrs Annabelle Frances Young

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
Director named in 2

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
8,250

8) Percentage of issued class:
0.0036

9) Number of shares/amount of stock disposed:
NIL

10) Percentage of issued class:
NIL

11) Class of security:
Ordinary shares of 25p

12) Price per share:
60p

13) Date of transaction:
7/11/02

14) Date of notification:
7/11/02

15) Total holding following this notification:
22,500

16) Total percentage holding of issued class following this notification:
0.0097

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
8th November 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Sir Alan Cox

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Sir Alan Cox

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
Director named in 2

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
16,650

8) Percentage of issued class:
0.0072

9) Number of shares/amount of stock disposed:
NIL

10) Percentage of issued class:
NIL

11) Class of security:
Ordinary shares of 25p

12) Price per share:
60p

13) Date of transaction:
7/11/02

14) Date of notification:
7/11/02

15) Total holding following this notification:
36,060

16) Total percentage holding of issued class following this notification:
0.0155

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
8th November 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Mr Lars Vilhelm Kylberg

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Mr Lars Vilhelm Kylberg

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):
Director named in 2

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
20,000

8) Percentage of issued class:
0.0086

9) Number of shares/amount of stock disposed:
NIL

10) Percentage of issued class:
NIL

11) Class of security:
Ordinary shares of 25p

12) Price per share:
58p

13) Date of transaction:
8/11/02

14) Date of notification:
8/11/02

15) Total holding following this notification:
32,072

16) Total percentage holding of issued class following this notification:
0.0138

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
8th November 2002

END